December 30, 2013

VIA EDGAR and FedEx Overnight

Ms. Kristina Aberg

Ms. Stacie Gorman

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E., Mail Stop 3010 CF/AD8

Washington, D.C. 20549

Re:	Bluerock Residential Growth REIT, Inc.
Amendment No. 1 to Preliminary Proxy Statement
Filed on December 30, 2013
Commission File No. 000-54946

Dear Ms. Aberg and Ms. Gorman:

This letter is submitted on behalf of our client, Bluerock Residential Growth REIT, Inc. (the “Company”), in response to a comment received from the Staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”), in a letter dated December 23, 2013 (the “Comment Letter”) with respect to the Company’s Preliminary Proxy Statement on Form 14A (File No. 000-54946) filed with the Commission on December 17, 2013 (the “Preliminary Proxy Statement”). For your convenience, we have reproduced the comment below, followed by our response. The Company has incorporated the revisions requested by the Staff in the Company’s Amendment No. 1 to the Proxy Statement, filed on December 30, 2013 (“Amendment No. 1”).

For your convenience, we have enclosed with this letter two clean copies and two marked copies of Amendment No. 1, reflecting all changes to the Preliminary Proxy Statement. Certain capitalized terms set forth in this letter are used as defined in Amendment No. 1.

Approval of Amendment and Restatement of Charter…., page 13

1.	We note that proposal number 1 is seeking shareholder approval to make multiple amendments to the charter, including, but not limited to, adding two new classes of common stock with different rights. Please revise your proxy statement to unbundle the proposed amendments into separate proposals as appropriate. Refer to Rule 14a-4(a)(3) of Regulation 14A.

Division of Corporation Finance

U.S. Securities and Exchange Commission

December 30, 2013

Response:

The Company has unbundled proposal number 1 in accordance with the Staff’s comment and Rule 14a-4(a)(3). Amendment No. 1 reflects the unbundling of proposal number 1 to provide for seven, separate proposals to amend the Company’s charter as described below.

The first two proposals, which begin on page 12 of Amendment No. 1 and are referred to as Proposals 1(A) and 1(B), relate to the plan for phased-in liquidity as proposed by the Company, and separately request stockholder approval of (i) the reclassification of certain shares of the Company’s capital stock as Class A common stock, which will be subject to listing on a national securities exchange, and (ii) the change of each share of the Company’s outstanding common stock into Class B common stock (consisting of three, equal sub-classes of Class B-1, Class B-2 and Class B-3 common stock) immediately prior to the exchange listing, and the automatic conversion of such shares of Class B common stock into shares of Class A common stock at 360 days, 540 days and 720 days, respectively, following the date of the initial exchange listing, in connection with the plan for phased-in liquidity.

The other five proposed amendments to the Company’s charter, which begin on page 19 of Amendment No. 1 and are referred to as Proposals 1(C) through 1(G), are intended to more closely align the Company’s charter to those of its peers with publicly listed securities. Currently, the Company’s charter includes a number of provisions and restrictions previously required by the Statement of Policy Regarding Real Estate Investment Trusts adopted by the North American Securities Administrators Association (the “NASAA REIT Guidelines”), which will no longer be required once the Company’s Class A common stock is listed on a national securities exchange. In light of the proposed listing on a publicly-traded national securities exchange, the Company is proposing certain amendments that remove or revise these provisions. Additionally, the Company is proposing certain amendments that will align its charter with practices that have evolved in the charters of REITs that are similar to the Company. These five proposals separately request stockholder approval to (i) remove or revise provisions regarding the Company’s equity stock and our stockholders; (ii) remove or revise provisions regarding the Company’s Board of Directors; (iii) remove or revise provisions relating to the conduct of the Company’s business that limit or regulate certain powers of the Company; (iv) revise provisions restricting transfer and ownership of shares of the Company’s capital stock; and (v) effectuate certain ministerial modifications, clarifications and conforming changes to, and the restatement of, the Company’s charter.

In addition to the revisions made in Amendment No. 1 to address the Staff’s comment, the Company has changed references to the Company’s “phased-in liquidity program” to the “plan for phased-in liquidity.” In light of the Staff’s comment letter dated December 23, 2013 with respect to the Company’s Registration Statement on Form S-11 (333-192610), in which the Staff inquired about the operation of the Company’s phased-in liquidity program, the Company has revised the language in Amendment No. 1 to clarify that the Company will not have an active role in providing liquidity for its existing stockholders if the proposed amendments to the Company’s charter in the Preliminary Proxy Statement are approved and to remove any connotation caused by the word “program” that the Company would seek to repurchase or tender for shares as part of the plan for phased-in liquidity. Rather, the Class B common stock will automatically convert into listed shares of Class A common stock at the predetermined intervals outlined above, without any action on the part of the Company. Once the shares of Class B common stock have converted, by their terms, into listed shares of Class A common stock, they will be freely tradable in the public market without restriction or further registration under the Securities Act.

Finally, the Company has made minor revisions throughout Amendment No. 1 to correct grammar and syntax.

Division of Corporation Finance

U.S. Securities and Exchange Commission

December 30, 2013

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that the foregoing, and the revisions to the Preliminary Proxy Statement, have been responsive to the Staff’s comments. If you have any questions or comments regarding the foregoing, please do not hesitate to contact Chip Cunningham, the Company’s outside counsel, at (804) 525-1795 or me at (248) 226-5700 ext. 403. As the Company would like to distribute a definitive proxy statement to the Company’s stockholders as soon as possible, we would appreciate your prompt attention to this matter.

Very truly yours,

/s/ Christopher J. Vohs
Christopher J. Vohs

cc:	R. Ramin Kamfar
Richard P. Cunningham, Jr., Esq.